VIA EDGAR

January 12, 2021

Re:	American Well Corporation Registration Statement on Form S-1 File No. 333-252047

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Lamparski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on January 14, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration. This request supersedes our previously filed request for acceleration.

Please do not hesitate to contact Michael Kaplan at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing.

Sincerely,

American Well Corporation

By:	/s/ Bradford Gay
	Name:	Bradford Gay
	Title:	Senior Vice President & General Counsel